Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
Fuqi International, Inc.

We consent to use of our report of Independent Registered Public Accounting Firm dated April 12, 2007, except for the 3rd paragraph of Note 15, as to which the date is August 23, 2007, covering the consolidated financial statements of Fuqi international, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the each of the three years in the period ended December 31, 2006 included in this Amendment No. 2 to Form S-1 which is contained in the Registration Statement and Prospectus expected to be filed on or about October 1, 2007.

We also consent to the reference to us as experts in matters of accounting and auditing in this registration statement and Prospectus.

/s/ STONEFIELD JOSEPHSON, INC.

Wanchai, Hong Kong
October 1, 2007